THUNDER
ENERGY
TRUST

400, 321 • 6th Avenue SW
Calgary, A[redacted]

P. 403.294.1635
[redacted]32.1317

thunderenergy.com

07023259

April 25, 2007

SEC MAIL PROCESSING
RECEIVED
MAY - 3 2007
WASH. D.C.
108 SECTION

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA

SUPPL

Dear Sir or Madam:

Re: Rule 12g3-2(b) Submission
Commission File No. 82-34957

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Thunder Energy Trust hereby furnishes to the Commission the following:

1. Press Release dated April 24, 2007.

Yours truly

PROCESSED
MAY 0 9 2007
THOMSON
FINANCIAL

Sheila Hearnden
Executive Assistant

5/7

File # 82-34957.

THUNDER
ENERGY
TRUST

NEWS RELEASE

THY.UN

Thunder Announces Suspension of Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan

Calgary, Alberta. April 24, 2007 - Thunder Energy Trust (TSX: THY.UN) announces that it is suspending its Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "DRIP Plan") effective immediately in connection with the proposed plan of arrangement involving the Trust which was announced earlier today. The DRIP Plan will not be available for the Trust's April monthly distribution payable on May 15, 2007 and for all future monthly distributions thereafter until further notice. Unitholders of the Trust who are participants under the DRIP Plan should refer to the Trust's website (www.thunderenergy.com) for further information regarding the suspension of the DRIP Plan.

For further information please contact:

Stuart Keck, President & C.E.O. or Pamela Kazeil, Vice President, Finance & C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635
Facsimile: 403 232-1317
www.thunderenergy.com

™ denotes trademark of Canaccord Capital Corporation